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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAST SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MICHELIN HOUSE, 81 FULHAM ROAD, LONDON SW3 6RD
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY KELLY 44 207 838 6614
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/1

OATH OR AFFIRMATION

I, ANTHONY KELLY, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

MAST SERVICES LLC

as of 31st December 2002, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

SUBSCRIBED AND SWORN BEFORE ME AT LONDON, ENGLAND THIS 26th DAY OF FEBRUARY 2003

Notary Public

D.N.L. FAWCETT
Scrivener Notary of London, England
My Commission expires with life

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

MAST Services LLC
Year ended December 31, 2002
(Confidential Pursuant to Rule 17a-5(e)(3))

MAST Services LLC

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

The Board of Directors of
MAST Services LLC

We have audited the accompanying statements of financial condition of MAST Services LLC (the Company) as of December 31, 2002, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAST Services LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 21, 2003

MAST Services LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$227,698
Receivables from clients	54,448
Prepaid expenses	1,005
Total assets	$283,151
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 56,253
Due to affiliates	9,000
	65,253
Stockholder's equity:	
Member's equity	685,000
Accumulated deficit	(467,102)
Total stockholder's equity	217,898
Total liabilities and stockholder's equity	$283,151

See notes to financial statements.

MAST Services LLC

Statement of Operations

Year ended December 31, 2002

Revenues	
Consulting fees	$ 458,350
Interest income	11,470
Total revenues	469,820
Non-interest Expenses	
Compensation and benefits	530,228
Professional fees	153,674
Occupancy	145,173
Travel	50,187
Other	129,240
Total non-interest expenses	1,008,502
Net loss	$ (538,682)

See notes to financial statements.

MAST Services LLC

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Members' Capital	Retained Earnings	Total
Balance at December 31, 2001	$685,000	$ 71,580	$ 756,580
Net loss		(538,682)	(538,682)
Balance at December 31, 2002	$685,000	$(467,102)	$ 217,898

See notes to financial statements.

MAST Services LLC

Statement of Cash Flows

Year ended December 31,2002

Operating activities	
Net loss	$(538,682)
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Decrease (increase) in operating assets:	
Receivables from clients	261,254
Receivables from affiliates	371,959
Prepaid expenses	(1,005)
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(194,846)
Due to affiliates	(56,133)
Net cash used in operating activities	(157,453)
Decrease in cash	(157,453)
Cash at beginning of year	385,151
Cash at end of year	$227,698

See notes to financial statements

MAST Services LLC

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MAST Services LLC (the Company) is an introducing brokerage and investment banking firm. The Company is engaged primarily in providing advisory and underwriting services and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of MAST Global Limited (the Parent). All client revenues to date arise from advisory services

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue as professional services are provided to clients.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of accounts receivable. The Company's risk with respect to accounts receivable is minimized by the credit worthiness of the Company's clients. The Company performs periodic credit evaluations of its clients' financial condition and generally does not require collateral. Three clients accounted for 49%, 33% and 15%, respectively, of the Company's revenue in 2002.

2. Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Therefore, all items of income, expense and tax credits are passed through to the individual members.

3. Net Capital Requirements

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. and the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Exchange and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of $162,445 that was $157,455 in excess of its required net capital of $5,000.

4. Commitments and Contingencies

The Company leases office space and various types of equipment under short-term leases with 30-day notice requirements. Rent expense was $98,610 for the year ended December 31, 2002.

5. Benefits

The Company participates in a 401(k) plan covering substantially all of its employees that is operated by Monitor Company Group Limited Partnership (MCGLP), a stockholder of the Parent. The plan includes employee contributions and discretionary contributions by MCGLP subject to certain limitations.

6. Related Party Transactions

In 2001, the Company loaned $367,052 to MAST International Limited (MIL). MIL is also a subsidiary of the Parent and certain employees of the Company are directors of MIL. During 2002, the Company received repayment of the original loan and accumulated interest of $16,377, resulting in full repayment of the loan balance as of December 31, 2002.

In addition, the Company paid $148,654 to MCGLP during 2002 for rent, rental arrangements for various furniture, fixtures and leasehold improvements and office services. The Company recognized revenues of $220,000 for services provided to MCGLP for their clients. As of December 31, 2002, the Company had a net amount due to MCGLP of $9,000.

Supplemental Information

MAST Services LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital		
Total stockholder's equity		$217,898
Total regulatory capital		$217,898
Deductions and/or charges:		
Nonallowable assets:		
Receivables from clients	$ 54,448	
Prepaid expenses	1,005	
Total deductions and/or charges		55,453
Net capital before haircuts on securities positions		162,445
Haircuts on securities		-
Net Capital		$ 162,445
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregated indebtedness)		$ 4,350
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above amounts)		$ 5,000
Excess net capital		$ 157,445

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited December 31, 2002 Part IIA FOCUS filing on January 14, 2003.

MAST Services LLC

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors of
MAST Services LLC

In planning and performing our audit of the financial statements of MAST Services LLC, (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Chicago Board of Trade, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2003